SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
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                                   FORM 6-K

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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                               For June 6, 2003



                                 CNOOC Limited

                (Translation of registrant's name into English)
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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

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     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                Form 20-F     X                Form 40-F
                              ---------                     ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                Yes                            No           X
                              ---------                     ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)





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FOR IMMEDIATE RELEASE

        CNOOC Offers 10 New PSC Blocks and 2 New Areas For Cooperation

(Hong Kong, June 6, 2003) - CNOOC Limited (the "Company", SEHK: 883, NYSE:
CEO) announced today that its parent company, China National Offshore Oil Corporation ("CNOOC") is offering 10 new exploration blocks offshore China to international oil and gas companies for PSC (Production Sharing Contract) exploration and 2 new areas for contracts or agreements, effective immediately. All interested companies can make their inquiries with CNOOC's legal and contract department (for details please see www.cnooc.com.cn). In addition, the remaining deepwater blocks continue to be open to interested parties.

Ten new blocks offered cover a total area of 30,388 square kilometers. Six blocks are located in East China Sea, three in the Pearl River Mouth Basin of Eastern South China Sea, and three in Beibuwan Basin of Western South China Sea. Also offered this time are two new broad prospective areas in the South Yellow Sea Basin and the Eastern Pearl River Mouth Basin for contracts or agreements.

The blocks ready for PSCs have seen some degree of exploration activities with promising structures identified and mapped out. The two areas offered for contracts or agreements are new exploration areas yet undergoing any material exploration.

"The new bidding round of exploration blocks for PSCs, and areas for contracts or agreements is consistent with CNOOC's strategy of attracting industry players to share the risk and reward of exploration offshore China. It is a 3-ways winning strategy, adding petroleum reserves and production to China and sharing upside rewards by PSC contractors and CNOOC. We encourage our friends to take a serious look at these assets, " said Mr. Shouwei Zhou, President of the Company,

CNOOC, according to the current Chinese regulations and laws, has the exclusive rights to farm-in contractors' exploration successes.

End

Notes to Editors:

CNOOC LIMITED - BACKGROUND
Incorporated in Hong Kong in August 1999, CNOOC Limited (SEHK: 883; NYSE: CEO) is the dominant producer of crude oil and natural gas offshore China. CNOOC Limited is also one of the largest independent crude oil and gas exploration and production companies in the world. As of December 31, 2002, its net proved reserves were 2.0 billion barrels-of-oil equivalents and its net production averaged 346,639 BOE per day in 2002.

CNOOC Limited has interests in 45 crude oil and gas properties in four major producing areas: Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is a major oil and gas company in China with slightly over 2,000 employees. The Company has become the largest offshore oil producer in Indonesia after the acquisition of Indonesian assets.

CNOOC LIMITED - RELATIONSHIP WITH ITS PARENT COMPANY
CNOOC Limited, incorporated in Hong Kong, is a 70.6% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). CNOOC Limited is the sole vehicle through which CNOOC carries out oil and gas exploration, development, production and selling activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research, and services functions for the China offshore petroleum industry as well as other mid- or downstream petroleum projects.

*** *** ***

This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of CNOOC Ltd. (the Company). These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to changes, of the PRC's economic, political and social conditions as well as government policies.

*** *** ***

For further enquiries, please contact:

Mr. Xiao Zongwei
CNOOC Limited
Tel : +86 10 8452 1646
Fax: +86 10 8452 1648
E-mail: xiaozw@cnooc.com.cn,
        --------------------

Ms Anne Lui/Ms. Maggie Chan/Ms. Carol Chan
Ketchum Newscan Public Relations
Tel: 852-3141-8016/ 852-3141-8063/3141-8091
Fax: 852-2510-8199
E-mail:  anne.lui@knprhk.com
         -------------------
         carol.chan@knprhk.com
         ---------------------
         maggie.chan@knprhk.com
-------------------------------






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                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                             CNOOC Limited


                                             By:  /s/ Cao Yunshi
                                                  -----------------------
                                                  Name: Cao Yunshi
                                                  Title:  Company Secretary

Dated: June 6, 2003